# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brenmiller Energy Ltd., CIK 0001901215
CUSIP: M2R43K362
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 13 Amal St. 4th Floor,, Park Afek, Rosh Haayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002072087

## Reporting persons
- A.Y.L SELA 1991 LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 460,489; sole dispositive power 0; shared dispositive power 460,489; aggregate amount beneficially owned 460,489 (4.1% of the class)
- Itzhak Sela: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 502,572; shared voting power 460,489; sole dispositive power 502,572; shared dispositive power 460,489; aggregate amount beneficially owned 962,961 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Brenmiller Energy Ltd.
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, L3, 4809249

## Item 2. Person Filing
Name of person filing:
A.Y.L Sela (1991) Ltd.

Itzhak Sela

Itzhak Sela holds 100% of the outstanding shares, and serves as a director, of A.Y.L Sela (1991) Ltd.
Address of principal business office or, if none, residence: 1 David Ben Gurion Street, Bnei Brak, 5120149, Israel
Citizenship:
A.Y.L Sela (1991) Ltd.: Israel

Itzhak Sela: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
A.Y.L Sela (1991) Ltd.: 460,489 Ordinary Shares

Itzhak Sela: 962,961 Ordinary Shares
Percent of class:
A.Y.L Sela (1991) Ltd.: 4.1%

Itzhak Sela: 8.7%

The percentages reported herein are based on 11,114,312 Ordinary Shares issued and outstanding, which number appeared in the Issuer's prospectus dated May 12, 2025, filed by the Issuer pursuant to Rule 424(b)(4) under the Securities Act on May 14, 2025.
Sole power to vote or to direct the vote:
A.Y.L Sela (1991) Ltd.: 0 Ordinary Shares

Itzhak Sela: 502,572 Ordinary Shares
Shared power to vote or to direct the vote:
A.Y.L Sela (1991) Ltd.: 460,489 Ordinary Shares

Itzhak Sela: 460,489 Ordinary Shares
Sole power to dispose or to direct the disposition:
A.Y.L Sela (1991) Ltd.: 0 Ordinary Shares

Itzhak Sela: 502,572 Ordinary Shares
Shared power to dispose or to direct the disposition:
A.Y.L Sela (1991) Ltd.: 460,489 Ordinary Shares

Itzhak Sela: 460,489 Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement by and between the Reporting Persons

## Signatures
- A.Y.L SELA 1991 LTD: /s/ Itzhak Sela, Itzhak Sela/ Director (06/25/2025)
- Itzhak Sela: /s/ Itzhak Sela, Itzhak Sela (06/25/2025)